                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                 RAG SHOPS, INC.
                       (Name of Subject Company (issuer))

                         CRAFTS RETAIL ACQUISITION CORP.
                           CRAFTS RETAIL HOLDING CORP.
                             SUN CRAFTS RETAIL, LLC
                          SUN CAPITAL PARTNERS III, LP
                         SUN CAPITAL PARTNERS III QP, LP
                          SUN CAPITAL ADVISORS III, LP
                          SUN CAPITAL PARTNERS III, LLC
                      (Names of Filing Persons -- Offeror)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    750624108
                      (CUSIP Number of Class of Securities)

                                  MARC J. LEDER
                                RODGER R. KROUSE
                          SUN CAPITAL PARTNERS III, LP
                         SUN CAPITAL PARTNERS III QP, LP
                       5200 TOWN CENTER CIRCLE, SUITE 470
                            BOCA RATON, FLORIDA 33486
                            TELEPHONE: (561) 394-0550

                                 WITH A COPY TO:

                                MICHAEL WEINSIER
                            HUGHES HUBBARD & REED LLP
                             ONE BATTERY PARK PLAZA
                            NEW YORK, NEW YORK 10004
                            TELEPHONE: (212) 837-6690

                    (Name, address, and telephone numbers of
                    persons authorized to receive notices and
                   communications on behalf of filing persons)

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third party tender offer subject to Rule 14d-1.
[ ]  issuer tender offer subject to Rule 13e-4.
[X]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                                RAG SHOPS, INC.
       RAG SHOP(R)             11 WAGARAW ROAD, HAWTHORNE, NEW JERSEY 07506-2711
CRAFTS, FABRICS & FLOWERS      TELEPHONE: 973-423-1303   FACSIMILE: 973-427-6568
--------------------------------------------------------------------------------

                         [LETTERHEAD OF RAG SHOPS, INC.]

To:        Store Managers, Assistant Managers, Home Office, DC Management
From:      Jeff Gerstel
Subject:   Announcement
Date:      September 13, 2004

I am thrilled to announce that Sun Capital Partners, Inc. ("Sun"), through an affiliate, today acquired 56% of the outstanding stock of Rag Shops, Inc. and will soon begin a tender offer to acquire the remainder of the stock raising their ownership to 100%. Once this is completed, Rag Shop will cease being a publicly traded company.

Sun is an investment firm based in Boca Raton, Florida. Since 1995, they have invested in 70 companies with combined sales of over $18 billion. Their strong results place them among the leaders in their field. Sun's portfolio of companies includes retailers Mervyn's, Sam Goody, Suncoast and Bruegger's, as well as industrial companies Catalina Lighting and Coleman Powermate. They manage $1+ billion of capital for pension funds, university endowments, insurance companies and other institutions. Please visit their web site at
www.suncappart.com.

Sun's plan is to help build Rag Shop into a dominant retailer in our marketplace. Together with Sun, we look forward to aggressively growing our company by dramatically improving the performance of our existing stores and by accelerating new store openings.

When we began this process in February, we hoped to remain independent with the chance to realize our vision for what Rag Shops can become. With Sun, we have that opportunity.

I would also like to announce that in connection with the Sun acquisition,
Stanley and Doris Berenzweig are retiring effective immediately. We all join in thanking Mr. and Mrs. B for creating this opportunity for all of us. We value their accomplishments in building our Company from its beginning 40 years ago to where it is today.

We'll have a chance to share our enthusiasm about the Sun transaction and this new beginning with you over the next few weeks. In the meantime, let's focus on our goal which is to deliver superior financial results and growth through strong execution and to make ourselves stand out as the best in the marketplace.

Forward-looking statements in this announcement are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.
Forward-looking statements generally relate to future results or events. The terms "believe," "expect," "intend," "anticipate" and "plan" as well as similar expressions are intended to identify some of the forward-looking statements contained in this announcement. Forward-looking statements involve a number of risks, uncertainties and other factors beyond Rag Shops' control, which may cause material

differences in actual results, performance or other expectations. These risks are further described in our filings with the SEC, which can be accessed via our website.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Rag Shops. Rag Shops stockholders are advised to read the tender offer statement carefully and the solicitation/recommendation statement regarding the acquisition referenced in this announcement, which will be filed with the Securities and Exchange Commission upon the commencement of the tender offer. The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/
recommendation statement will contain important information which should be read carefully before any decision is made with respect to the offer. Rag Shops stockholders may obtain a free copy of the tender offer statement and the solicitation/recommendation statement when they are available and copies of other documents filed by affiliates of Sun Capital Partners and Rag Shops with the SEC at the SEC's Web site at http://www.sec.gov. The tender offer statement and the solicitation/recommendation statement and these other documents may also be obtained by Rag Shops stockholders without cost to them from Rag Shops, by directing a request to Rag Shops, Inc. - Investor Relations, 111 Wagaraw Road,
Hawthorne, N.J. (973-423-1303).